APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

DETAILED DATA PRESENTATION



Disclaimer

Certain information included in this presentation and other statements or materials published by Aptorum Group Limited (the “Company”) are not historical facts but are forward-looking statements.

These forward-looking statements refer in particular to the Company's management's business strategies, its expansion and growth of operations, future events, trends or objectives and expectations, which are naturally subject to risks and contingencies that may lead to actual results materially differing from those explicitly or implicitly included in these statements. Forward-looking statements speak only as of the date of this presentation and, subject to any legal requirement, the Company does not undertake to update or revise the forward-looking statements that may be presented in this document to reflect new information, future events or for any other reason and any opinion expressed in this presentation is subject to change without notice. Such forward looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company. These risks and uncertainties include among other things, the uncertainties inherent in research and development of new products, including future clinical trial results and analysis of clinical data (including post-marketing data), decisions by regulatory authorities, such as the Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates.

This presentation does not constitute an offer to sell or solicitation of an offer to buy securities of the Company. This presentation accordingly does not contain the information that would be required in a prospectus or offering memorandum intended to be distributed to persons in an offering of securities of the Company.

SMART-ACT™: pipeline overview

Current progress of pipeline programs → Lead Projects → Other Candidates → Projected timeline

Pillar 1: SMART-ACT™ (SACT series) - Orphan disease drug repurposing platform

Over 7,000 orphan diseases to be screened in the next 5 years

Program	Indication	Computational Discovery	*In vitro* validation	Existing PhI/II clinical safety data[1]	*In vivo* validation (IND 505(b)(2) filing[2])	Bridging studies	PhII / III with limited population[3]
SACT-1	Neuroblastoma	→	→	→	Q4 2019 →	→	ready for clinical trial by Q2/Q3 2020
SACT-2	To be disclosed	→	→	→			
SACT-3	To be disclosed	→	→	→			

1. Refers to the drug's existing Phase I/II safety data previously conducted by a third party. Does not refer to clinical trials conducted by Aptorum
2. Subject to FDA's approval on a case-by-case basis, a 505(b)(2) can rely in part on existing information from approved products (such as FDA's previous finding on safety and efficacy) or data in the public domain
3. Subject to the FDA's approval

- IP rights filed for all 3 programs
- Subject to the FDA' s approval, IND-enabling studies and Phase I for repurposing approved drugs may be expedited

Note: all projected timelines refer to the estimated commencement time of the indicated stages.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

In vitro drug activity against neuroblastoma cell lines IMR-32

- 48 drug candidates were screened computationally and they were evaluated *in vitro* for activity validation
- 1 candidate, SP055, were found to provide favorable anticancer activities and the results against IMR-32 were tabulated as follow:

Drug candidates under SACT-1	IC_{50} [μM]
SP055	2.97

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

Synergistic effect of SP055 in combination with standard treatment

- Synergistic effect observed for SP055 in combination with standard treatment in 2 different neuroblastoma cell lines, as measured by the Excess over Bliss


Excess over Bliss
Standard Tx (µM)
0.2
14 13 1 1
0.4
18 21 2 0
0.37 1.11 3.33 10
SP055 (µM)
IMR-32
Excess over Bliss
Standard Tx (µM)
0.2
10 13 5 0
0.4
11 9 2 -7
0.37 1.11 3.33 10
SP055 (µM)
SK-N-BE(2)
Synergistic
Antagonistic

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

APTORUM

FDA approved safety profile

- Did not show a genotoxic potential even at the highest feasible concentration dose (*in vitro* and *in vivo*)
- In a phase IIb study, all SP055 doses were safe and well tolerated over 96 weeks
- Most frequently reported mild adverse drug reactions were nausea and dizziness
- Grade 1-2 rash was reported

	TMC278 25 mg q.d. (*N* = 93)	TMC278 75 mg q.d. (*N* = 95)	TMC278 150 mg q.d. (*N* = 91)	All TMC278 (*N* = 279)	EFV 600 mg q.d. (*N* = 89)
Median treatment duration, weeks (range)	101.4 (1.0–116)	100.1 (0.1–115)	100.4 (2.0–118)	100.4 (0.1–118)	100.4 (0.7–118)
AEs, *n* (%)					
Any grade 2–4 AE at least possibly related to TMC278 or EFV	19 (20.4)	19 (20.0)	19 (20.9)	57 (20.4)**	33 (37.1)
AEs leading to discontinuation	8 (8.6)	11 (11.6)	13 (14.3)	32 (11.5)	8 (9.0)
Any serious AEs	12 (12.9)	13 (13.7)	9 (9.9)	34 (12.2)	13 (14.6)
Deaths	0	2 (2.1)	0	2 (0.7)	0
Most common grade 2–4 AEs at least possibly related to TMC278 or EFV and occurring in ≥ 2% of patients in the combined TMC278 group or EFV group, *n* (%)					
Nausea	3 (3.2)	5 (5.3)	2 (2.2)	10 (3.6)	5 (5.6)
Dizziness	1 (1.1)	1 (1.1)	1 (1.1)	3 (1.1)	3 (3.4)
Abnormal dreams/nightmare	0	2 (2.2)	0	2 (0.7)	3 (3.3)
Dyspepsia	1 (1.1)	1 (1.1)	0	2 (0.7)	2 (2.2)
Asthenia	0	1 (1.1)	1 (1.1)	2 (0.7)	2 (2.2)
Any rash[a]	0	1 (1.1)	0	1 (0.4)***	7 (7.9)
Somnolence	0	1 (1.1)	0	1 (0.4)	2 (2.2)
Vertigo	1 (1.1)	0	0	1 (0.4)	2 (2.2)
[b]Neurological AEs of interest, irrespective of relatedness, *n* (%)					
All grades	31 (33.3)	32 (33.7)	28 (30.8)	91 (32.6)***	53 (59.6)
Grade 1	25 (26.9)	27 (28.4)	21 (23.1)	73 (26.2)**	40 (44.9)
Grade 2	6 (6.5)	5 (5.3)	7 (7.7)	18 (6.5)*	12 (13.5)
Grade 3	0	0	0	0	1 (1.1)
[c]Psychiatric AEs, irrespective of relatedness, *n* (%)					
All grades	16 (17.2)	16 (16.8)	13 (14.3)	45 (16.1)	19 (21.3)
Grade 1	7 (7.5)	7 (7.4)	9 (9.9)	23 (8.2)	9 (10.1)
Grade 2	8 (8.6)	7 (7.4)	2 (2.2)	17 (6.1)	9 (10.1)
Grade 3	1 (1.1)	2 (2.1)	0	3 (1.1)	1 (1.1)
Grade 4	0	0	2 (2.2)	2 (0.7)	0
[a]Rash AEs, irrespective of relatedness, *n* (%)					
All grades	5 (5.4)	9 (9.5)	12 (13.2)	26 (9.3)**	19 (21.3)
Grade 1	3 (3.2)	4 (4.2)	10 (11.0)	17 (6.1)	9 (10.1)
Grade 2	2 (2.2)	4 (4.2)	2 (2.2)	8 (2.9)**	10 (11.2)
Grade 3	0	1 (1.1)	0	1 (0.4)	0
[d]Treatment-emergent grade 3 or 4 laboratory abnormalities observed in ≥2% of patients in the combined TMC278 group or EFV group, *n* (%)					
Any laboratory abnormality	31 (33.7)	21 (22.3)	22 (24.4)	74 (26.8)	21 (24.4)
Decreased neutrophils	9 (9.9)	7 (7.4)	4 (4.4)	20 (7.3)	4 (4.7)
Increased ALT	6 (6.6)	5 (5.3)	5 (5.6)	16 (5.8)	3 (3.5)
Prolonged aPTT	4 (4.3)	3 (3.2)	3 (3.3)	10 (3.6)	4 (4.7)
Increased pancreatic amylase	5 (5.5)	1 (1.1)	4 (4.4)	10 (3.6)	3 (3.5)
Increased LDL-cholesterol	3 (3.3)	3 (3.2)	2 (2.2)	8 (2.9)	4 (4.7)
Increased AST	3 (3.3)	3 (3.2)	3 (3.3)	9 (3.3)	3 (3.5)
Increased lipase	4 (4.4)	0	3 (3.3)	7 (2.5)	0
Decreased haemoglobin	2 (2.2)	2 (2.1)	2 (2.2)	6 (2.2)	0
Increased total cholesterol	1 (1.1)	1 (1.1)	0	2 (0.7)*	4 (4.7)
Hypocalcaemia	2 (2.2)	0	0	2 (0.7)	2 (2.3)
Increased INR	0	0	3 (3.3)	3 (1.1)	2 (2.3)
Mean change from baseline (SD) in lipid parameters at 96 weeks					

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

FDA approved pharmacokinetics profile

- Data package can be potentially accepted by the FDA in our 505(b)(2) new drug application
- Relatively long half-life ($t_{1/2}$ = 43-55h). Frequent dosing may not be required


Normal/fat breakfast
Fasted
High/Fat breakfast
Nutritional drink
Drug plasma concentration [ng/mL]
1000.0
100.0
10.0
1.0
0.1
0
24
48
72
96
120
144
168
Time (h)

Pharmacokinetics of SP055 administered with different meal types and under fasting conditions

Pharmacokinetic parameter	Normal-fat breakfast (reference; n = 19)	Fasting conditions (test; n = 19)	High-fat breakfast (test; n = 19)	Protein-rich drink (test; n = 18)
t_{max}, h	5.0 (2.0–9.0)	4.0 (2.0–24.0)	5.0 (3.0–9.0)	5.0 (4.0–9.0)
C_{max}, ng/mL	296 ± 118	170 ± 66	280 ± 103	156 ± 60
AUC_{last}, ng · h/mL	10,340 ± 3,894	6,230 ± 2,339	9,717 ± 3,535	5,437 ± 2,421
AUC_{inf}, ng · h/mL	11,450 ± 4,431	7,202 ± 3,024	10,670 ± 4,331	6,094 ± 3,047
$t_{1/2,term}$, h[a]	48 ± 22	55 ± 28	43 ± 17	47 ± 23
Least-squares means ratio for test to reference (90% confidence interval)				
C_{max}	—	0.54 (0.43–0.69)	0.92 (0.81–1.05)	0.50 (0.40–0.63)
AUC_{last}	—	0.57 (0.46–0.72)	0.92 (0.80–1.07)	0.50 (0.41–0.61)
AUC_{inf}	—	0.59 (0.47–0.74)	0.91 (0.79–1.05)	0.51 (0.42–0.62)

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

ACTICULE PROJECTS – INFECTIOUS DISEASE



Executive summary: Acticule projects

ALS-4

- Aptorum's lead program ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA[1]
- Unlike all major treatments on the market[2], ALS-4 relies on an anti-virulent non-bactericidal approach[1], potentially reducing significant risks of developing *S. aureus* resistance
- IND-enabling studies commenced in Q2 2019, Targeting IND submission by Q1/2 2020
- Upon IND approval, a hybrid Phase I clinical study to commence in 2020 in North America to obtain preliminary efficacy readout
- Targeting to submit written request for approval under the newly established LPAD regulatory pathway (Limited Population Pathway for Antibacterial and Antifungal Drugs), to expedite marketing approval and commercialization

ALS-1

- A unique antiviral therapeutic against Influenza A that has a more upstream target than Tamiflu which is shown to be more effective *in vitro*[1]
- Viral resistance to Tamiflu and other neuraminidase inhibitors has risen rapidly in recent years[3]
- ALS-1 has a distinct mechanism of action compared with Tamiflu and Xofluza[1,4]

ALS-2 / ALS-3

- Additional novel anti-virulent, non-bactericidal approach therapeutics targeting Gram-positive bacteria[1]
- In discovery/lead optimization stage and generating good traction towards doing IND-enabling studies[1]

1. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 2. P T. 2016 Feb; 41(2): 126–128; 3. Influenza Antiviral Medications: Summary for Clinicians. CDC. https://www.cdc.gov/flu/professionals/antivirals/summary-clinicians.htm; 4. Nat Biotechnol. 2010 Jun;28(6):600-5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Current progress of pipeline programs → Lead Projects → Other Candidates → Projected timeline

Pillar 1 : Acticule (ALS series) – Infectious diseases

Small molecule, anti-virulence and non-bactericidal approach — IND — NDA

Program	Discovery	Lead optimization	IND enabling	Phase I	PhII/III based on LPAD pathway*
ALS-4 Anti S. aureus (including MRSA)			oral formulation / Q3 2019	Q1/2 2020	Hybrid study -volunteers + patients -initial efficacy readout
ALS-2 Gram+ bacteria					
ALS-3 Gram+ bacteria					
ALS-1 Anti influenza A			Q4 2020		

*ALS-4's eligibility for the LPAD pathway is subject to the FDA's approval. Targeting other indications in Phase II may affect our valuation. QIDP status can be applied once we identify an indication.

Note: all projected timelines refer to the estimated commencement time of the indicated stages

ALS-4

inhibits a key enzyme in the biosynthesis of staphyloxanthin[1]



O-P-P
IPP
FPP
O-P-P
crtM
4,4'-Diapophytoene
crtN
ALS-4
4,4'-Diapophytofluene
crtN
4,4'-Diapo-ζ-carotene
crtN
4,4'-Diaponeurosporene
crtP
4,4'-Diaponeurosporen-4-al
aldH
4,4'-Diaponeurosporenoic acid
crtQ
Glucosyl-4,4'-Diaponeurosporenoic acid
crtO
Staphyloxanthin

Figure adapted from MBio. 2017 Sep 5;8(5). pii: e01224-17.

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum' s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-4
inhibits S. aureus pigment production with an IC_{50} = 20nM


DMSO Control
ALS-4
200 nM
100 nM
50 nM
25 nM
12.5 nM
6.3 nM
3.1 nM

Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing. Applies to all content on this slide.

ALS-4 inhibits S. aureus pigment production with an IC_{50} = 20nM

ACUTE TREATMENT


*
8
6
4
2
0
CFU/Kidney in log scale
Vehicle
ALS-4

Compound concentration: 1 mM
Inoculum: 5×10^6 per mouse
Treatment: twice for first 7 days
First inject: 30 min after infection

DELAYED TREATMENT


Vehicle
ALS-4
8
6
4
2
0
CFU/Kidney in log scale
Vehicle
ALS-4

Compound concentration: 1 mM
Inoculum: 2×10^7 per mouse
Treatment: twice for 7 days
First inject: 11 days after infection

Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing. Applies to all content on this slide.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-4 resistance raising in *MRSA*

PROTOCOL

1. Inoculum preparation: USA300-3 (LAC) was cultured overnight in BHI broth at 37˚C, 250 rpm

2. Subculture preparation: 60μl overnight culture was added to 6ml BHI broth with different drugs.
   Clindamycin (CLI): 0.12 μg/ml; Erythromycin (ERY): 16 μg/ml; ALS-4: 1 μM.
   (The use of Ery was to ensure no contamination of environmental bacteria as USA 300 (LAC) is Ery resistant)

Groups	Day 1-4	Day 5-10
1	DMSO	DMSO
2	ERY + CLI	ERY
3	ALS-4	ALS-4

3. Culturing: medium was changed every day by centrifugation of the bacteria and replacing the supernatant with new medium plus DMSO or antibiotics or compounds as specified

4. Bacteria collection: on day 11, 1ml bacteria was centrifuged and resuspended in PBS with 10% DMSO for further testing

5. MIC testing: in BHI medium in 96-well plate and cultured for 16hr

6. Pigment production: in 96 deep-well plate and cultured for 36hr

Resistance of *S. aureus* USA 300(lac) to clindamycin after various treatment conditions

Pre-treatment

Groups	Day 1-4	Day 5-10
1	DMSO	DMSO
2	ERY + CLI	ERY
3	ALS-4	ALS-4

(Clindamycin withdrawn between day 5-10)

Clindamycin resistance test after pre-treatment (BHI medium with 5 x 10^4/well bacterial inoculum)



DMSO
ERY + CLI
ALS-4 1μM
1.0
0.5
0.0
Relative growth
0.01
0.1
1
Concentration of clindamycin (μg/ml)

- Clindamycin resistance (MIC from 0.12 μg/ml to >5 μg/ml) appeared rapidly after a 10-day intermittent treatment
- Controls without the addition of antibiotics showed no resistance to clindamycin

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

Pigment production of *S. aureus* with different treatments

ALS-4 efficacy test (Bacterial inoculum: 4 x 10^7/ml)



DMSO
ERY + CLI
ALS-4 1μM
Relative pigment production
0.8
0.6
0.4
0.2
0.0
0.01
10
100
Concentration of ALS-4 (nM)

BHI agar plates

No ALS-4 (all colonies turned white)

100nM ALS-4 (all colonies remained yellow)

Recovered bacteria after 11-day resistance-raising with 1μM ALS-4

Recovered bacteria after 11-day resistance-raising with DMSO as control



No bacteria were resistant to ALS-4 after continuous incubation of the bacteria in the presence of 1μM ALS-4 for 11 days

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

In vitro safety screening


Average % inhibition across 86 key human enzymes
110
90
70
50
30
10
-10
-30
-50
% inhibition

- Average inhibition of 17.5% across 86 key human enzymes
- Enzyme inhibition assay shows that ALS-4 has a clean profile with little off-target inhibition
- Key enzymes including hERG, P450, MAO and UDP are all unaffected

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

In vitro metabolism study using liver microsomes from 5 different species


100
80
60
40
20
0
Half-life (min)
Rat
Dog
Human
Mice
Monkey
ALS-4
Verapamil (positive control)

- Liver microsome studies show low intrinsic clearance in 5 different species, including human. Results suggests indicating slow metabolism

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

Pharmacokinetics

- Biological half-life of ALS-4 is around 2 hours in mice (N=3). Rat pharmacokinetics study ongoing


Concentration in plasma (ng/ml)
10000
8000
6000
4000
2000
0
0
2
4
6
8
10
Time (hours)

C_{max} (ng/mL)	12624.55
$AUC_{0\text{-}Tlast}$ (ng*hr/mL)	9732
$AUC_{0\text{-}\infty}$ (ng*hr/mL)	9927
K_{el} (hr^{-1})	0.37
$t_{1/2}$ (hr)	1.87
Extrap AUC (%)	1.97
Vz_{obs} (L/kg)	4.75
Cl_{obs} (L/hr/kg)	1.76
MRT_{obs}(hr)	2.11
Vss_obs (L/kg)	3.71

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

GLP AMES test for mutagenicity

Mean of negative control
SD of negative control


Colony Counts
IM032 (mg per plate)

Figure 1. (TA98, -S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 3. (TA100, -S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 5. (TA1535, -S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 7. (TA1537, -S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 9. (WP2 *uvrA*, -S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 2. (TA98, +S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 4. (TA100, +S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 6. (TA1535, +S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 8. (TA1537, +S9) - Mean colony counts ± SD were plotted against the test item concentration.


Colony Counts
IM032 (mg per plate)

Figure 10. (WP2 *uvrA*, +S9) - Mean colony counts ± SD were plotted against the test item concentration.

- AMES mutagenicity study using *Salmonella typhimurium* strain TA98, TA100, TA1535, TA1537 and *Escherichia coli* strain WP2 *uvrA*; with and without the presence of rat liver S9 for metabolic activation
- Negative result in all tested strains

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

ALS-4 properties

Molecular weight (g/mol)	449.36
LogD[1] pH7.4	4.43
pka(s)[1]	14.5
Caco-2 permeability	2.27×10^{-4} cm/s (non-pgp substrate)
Permeability (Human jejunum, pH 6.5)	7.39×10^{-4} cm/s
In vitro CL (human, monkey, dog, rat, mouse liver microsomes)	94.97, 335.4, 170.92, 145.8, 180 (μL/min/mg)
Plasma protein binding[1]	98.53%
DDI risk (CYP450 reversible inhibition, TDI and induction)	Low

[1]Calculated properties using ACD/Labs (Release 2017.2.1)

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

Enabling oral formulation (red) vastly improved ALS-4 bioavailability in mice



Concentration in plasma (ng/mL)
1500
1000
500
0
0
5
10
15
Time (hr)
PO (enabling formulation, 87.5 mg/kg)
PO (in 1% cmc, 87.5 mg/kg)
IP (17.5 mg/kg)

- The enabling oral formulation is being scaled up and stability is being assessed
- GMP manufacturing of the drug product is expected to commence in Q1 2020

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

ALS-4: chemistry, manufacturing and controls

ALS-4 is an attractive candidate for formulation

- Only 1 physical form identified from polymorph screening
- Physically and chemically stable
- Not hygroscopic

API (active pharmaceutical ingredient) manufacturing

- Successfully scaled up to 200-300g batch
- GLP toxicology batch of API has been synthesized
- GMP manufacturing is expected to commence in Q4 2019

ALS-4 has low solubility in water

- Developed an enabling formulation to improve bioavailability

The above data is based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-2 & ALS-3

Additional anti-virulence, non-bactericidal therapeutics for the treatment of infections caused by Gram Positive bacteria

ALS-2 Anti-virulence compound that suppresses multiple unrelated virulence factors in *S. aureus*[1]

ALS-2 rescues mice from MRSA infection[1]



100
50
0
Percent survival
**
0
2
4
6
8
Days
USA300
USA300-ΔclpP
ALS-2-
7.6 µg/dose
ALS-2-
3.8 µg/dose

ALS-2 reduces virulence gene production[1]



Protein A
α-toxin
50
25
12.5
6.2
3.1
DMSO
Concetration of ALS-2 (µM)

ALS-2 reduces bacterial load in mice[1]



*
*
*
CFU/Kidney
USA300
USA300-ΔclpP
ALS-2-7.6 µg/dose
ALS-2-3.8 µg/dose

ALS-3 Antibiotic-potentiating compound by using a non-bactericidal approach

1. Proc Natl Acad Sci U S A. 2018 Jul 31;115(31):8003-8008

APTORUM

ALS-1 INHIBITS INFLUENZA A NUCLEOPROTEIN (NP)

- NP is the most abundantly expressed protein during the course of an infection[1]. Its primary function is to encapsidate the virus genome for RNA transcription, replication and packaging. It is also a key adapter molecule between virus and host processes[1]
- ALS-1, by targeting NPs, acts upstream of Neuraminidase inhibitors such as Tamiflu, which target the last stage (budding) of the viral life cycle[2]. This novel mechanism distinguishes ALS-1 from all other currently marketed antiviral drugs

ALS-1 outperforms Tamiflu® (oseltamivir, in red) *in vitro* with a lower IC_{50}[2]



120
100
80
60
40
20
0
PFU relative to controls in the absence of compounds (%)
0.01
0.1
1
10
100
Concentration of compounds (µm)
H1N1 (A/WS N/33) with nucleozin
H3N2 (clinical isolate) with nucleozin
H5N1 (A/Vietnam/1 194/04) with nucleozin
H1N1 (A/WS N/33) with oseltamivir

This figure shows the concentration dependence of ALS-1 in reducing the plaque-forming unit (pfu, a measure of number of infectious virus particulates) of human H1N1, H3N2 and H5N1 influenza viruses. The IC_{50} for these viruses is between 0.1-1µM.

ALS-1 inhibited viral growth up to 6 hours after infection, indicating antiviral activities reside on post-entry and post-nuclear events[2]



PFU/ml
1.4e+5
1.2e+5
1.0e+5
8.0e+4
6.0e+4
4.0e+4
2.0e+4
0.0
-1 hr
0 hr
1 hr
2 hr
4 hr
6 hr
8 hr
(+)

This figure shows that MDCK cells were infected and ALS-1 (1 µM) was added before infection (—1 h), at the time of infection (0 h) and at 1, 2, 4, 6 and 8 hour after infection as indicated. (+) control without ALS-1.

1. J Gen Virol. 2002 Apr;83(Pt 4):723-34; 2. Nat Biotechnol. 2010 Jun;28(6):600-5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

CLAVES PROJECTS



Claves pipeline overview

Current progress of pipeline programs → Lead Projects → Other Candidates → Projected timeline

Pillar 2 : Claves (CLS series) - Microbiota						
Large molecule approach. Over 70 targets / indications				IND		NDA
Program		**Discovery**	**Lead optimization**	**IND enabling**	**Phase I**	**Phase II/III**
CLS-1	Obesity	→	→ Q4 2019	Q2 2020	Q4 2020	
CLS-2	To be disclosed	→				
CLS-3	To be disclosed	→				

- CLS-2 & CLS-3 are additional Claves assets targeting diseases with unmet needs

Note: all projected timelines refer to the estimated commencement time of the indicated stages

APTORUM

CLS-1: binding to therapeutic target

- Identified key microbiota metabolite linked to obesity (therapeutic target)
- Screened different candidates using the Claves platform to target obesity-linked metabolite, by testing the binding capacity of different CLS-1 candidates (with different compositions) to the target metabolites
- A7 was selected for further development

Claves Candidate	Candidate binding of obesity-linked metabolite (mg/g)
A1	2.42
A2	12.32
A3	8.2
A4	7.82
A5	71.9
A6	10.37
A7	33.47

The above data are based on Aptorum' s internal tests and has not yet been verified by clinical trials or third party testing.

APTORUM

CLS-1: efficacy in a mouse model

Experimental outline to test efficacy of CLS-1 treatment (orally available, non-absorbable) in mice on a high-fat diet



Chow Diet, acclimation
High-Fat Diet
High-Fat Diet + CLS-1
(2-4 weeks)
WEEK 0 1 2 3 4 5 6 7 8 9
Collect stool and blood
Sacrifice
- Collect organs, stool and blood
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

CLS-1 treatment significantly reduces body weight in mice


CLS-1 given to the animals
Significant weight loss within 2 weeks
Weight (gram)
40
35
30
25
0
20
40
60
Days
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only


Weight Change (gram)
6
4
2
0
-2
-4
Group 1
Group 2
Group 3

The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

CLS-1: pharmacodynamics

Amount of therapeutic target present in stool and in blood before and after administration of CLS-1



STOOL
mmol/g
0.952
0.794
0.721
Before Treatment
After 1 Week
After 2 Weeks



BLOOD
P=0.03
umol/L
600
400
200
0
Week 10
Week 11
Week 13

The above data are based on Aptorum' s internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

Cholesterol and Insulin Resistance


Total cholesterol (mg/dL)
250
200
150
100
50
0
Group 1
Group 2
Group 3
HOMA-IR
40
30
20
10
0
Group 1
Group 2
Group 3
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only

The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing.

CLS-1: mechanism of action

CLS-1 induced progressive changes in the microbiota



After 1 week
After 2 weeks
Before
MMDS2
1.0
0.5
0.0
-0.5
-1.0

CLS-1 may act by promoting Akkermansia proliferation, a species of beneficial gut bacteria linked to obesity[1,2,3]



Relative Abundance (%)
40
30
20
10
0
AF12
Adlercreutzia
Akkermansia
Allobaculum
Bacteroides
Bilophila
Clostridium
Coprococcus
Desulfovibrio
Dorea
Enterococcus
Helicobacter
PBS
Week 1
Week 2

1. Cani PD et al. Nat Rev Endocrinol 2014
2. Anhê and Marette. Nat Med 2017
3. Plovier et al, Nat Med 2017

The above data are based on Aptorum' s internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Mucosa and Inflammatory Markers




0
-1
-2
-3
-4
-5
Relative expression (log)
IL-1a
IL-6
TNFa
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only

CLS-1 does not upregulate inflammatory markers

The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Liver and Renal Functions



80
60
40
20
0
ALT Level (U/L)
Group 1
Group 2
Group 3
0.4
0.3
0.2
0.1
0.0
Creatinine (mg/dL)
Group 1
Group 2
Group 3
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only

CLS-1 does not interfere with liver and renal functions

The above data are based on Aptorum' s internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

CLS-1: towards clinical trials

PHARMACOLOGY & PHARMACOKINETICS

- In vivo non-absorbability and mass balance testing is ongoing

TOXICOLOGY

- GLP toxicology (Ames test) and GLP manufacturing is under planning

CHEMISTRY, MANUFACTURING & CONTROL

- CLS-1 is likely a non-absorbable macromolecule
- Not soluble in the gastrointestinal tract
- API manufacturing process has been scaled up to 100 g

CLINICAL TRIAL STRATEGY & PROTOCOL

- Plan to conduct a hybrid Ph 1 trial with both healthy volunteers and patients to provide preliminary efficacy readout, subject to a discussion with the FDA in the IND meeting to be conducted
- Targeting unmet need in obesity

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

DIETARY SUPPLEMENT FOR MENOPAUSAL SYMPTOMS (NLS-2)



Executive summary

NLS-2[1]

- NLS-2 is a dietary supplement for the relief of menopausal symptoms.
- The bioactive component of NLS-2 is DOI, a novel non-hormonal compound extracted from Chinese Yam
- DOI significantly increased estradiol biosynthesis and aromatase expression in granulosa cells *in vitro* and *in vivo* (rat animal model)
- Osteoporosis is frequently associated with menopause. DOI increases the apparent bone mineral density, bone volume fraction and trabecular thickness in an *in vivo* rat model
- DOI acts in a tissue-specific manner. Upregulation of aromatase, an enzyme involved in the production of estrogen, by DOI was found in ovary but not in other tissue
- DOI does not cause toxicity *in vitro* based on cell viability in the MTT assay
- Targeting to launch as a dietary supplement in Q1 2020

TIMELINE

Current progress of pipeline programs → Lead Projects → Other Candidates → Projected timeline

Program	Modality	Indication	Formulation	Commercialisation
DOI (NLS-2)	Supplement	Menopausal symptoms	→ (Lead Projects, current progress)	Q1 2020 (Projected timeline)

1. Lancet. 2003 Feb 8;361(9356):512-9; 2. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 3. Data available in this presentation

Note: all projected timelines refer to the estimated commencement time of the indicated stages

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

DOI - a Chinese yam extract to address menopausal symptoms

DOI, a novel bioactive peptide with estrogen-stimulating activity[1]

- Discovered an estrogen-stimulating activity from an extract obtained from the Chinese yam, Dioscorea opposita Thunb
- Identified and isolated a novel bioactive component, DOI, which conferred the estrogen-stimulating activity[1]
- DOI significantly increased estradiol biosynthesis and aromatase expression in granulosa cells
- The upregulation of aromatase, an enzyme involved in the production of estrogen, by DOI was found in ovary but not in other cells/tissues

In vitro **studies show that DOI stimulated estradiol level in rat ovarian granulosa within a specified concentration range.**



(a)
Estradiol Concentration in Granulosa Cell Culture Medium After Treatment of DOI
Estradiol concentration (pg/ml)
2500
2250
2000
1750
**
*
***
Ctl
Forskolin 10μM
DOI 1nM
DOI 10nM
DOI 100nM
(b)
Aromatase
GAPDH
Protein Expression of Ovarian Aromatase in Granulosa Cells After Treatment of DOI
CYP-19/GAPDH
0.25
0.20
0.15
0.10
0.05
0.00
*
**
Ctl
DOI 1nM
DOI 10nM
DOI 100nM
(c)
FSHR
GAPDH
Protein Expression of FSHR in Granulc Cells After Treatment of DOI
FSHR/GAPDH
2.0
1.5
1.0
0.5
0.0
***
***
Ctl
DOI 1nM
DOI 10nM
DOI 100nM

(a) Stimulatory activity of DOI on estrogen biosynthesis in granulosa cells. Protein expression of (b) aromatase and (c) follicle-stimulating hormone receptor (FSHR) in ovarian granulosa cells. Results are expressed as means ± SEM (n = 3). *P < 0.05, **P < 0.01, ***P < 0.001 compared with the control group (unpaired t-test). (Adopted from Science Report (5:10179, 2015))

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

DOI - a Chinese yam extract to address menopausal symptoms

In *in vivo* rat models, DOI is shown to stimulate estradiol level and induce estrogen-related gene expressions[1]



(a)
Normalized Serum Estradiol Level After Treatment
Estradiol level (normalized by week 0)
2.5
2.0
1.5
1.0
0.5
0.0
Week 2
Week 4
Week 6
(b)
Apparent Trabecular Bone Mineral Density of Vertebra L2
mg/cc
350
300
250
200
150
100
50
0
Control
2.5mg/kg DOI
5.0mg/kg DOI
10mg/kg DOI
Premarin
(c)
Bone Volume Fraction of Vertebra L2
Bone Volume Fraction
0.20
0.15
0.10
0.05
0.00
Control
2.5mg/kg DOI
5.0mg/kg DOI
10mg/kg DOI
Premarin
Ctl
2.5mg/kg DOI
5mg/kg DOI
10mg/kg DOI
Premarin

(a) Serum estradiol, (b) apparent trabecular bone mineral density, (c) bone volume fraction of Sprague Dawley rats after treatment with DOI for 2, 4, and 6 weeks. Results are expressed as means ± SEM (n = 6; except Premarin group, where n = 3). *p < 0.05, **p < 0.01 compared with the control group (unpaired t-test).

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

DOI - a Chinese yam extract to address menopausal symptoms

DOI and bone density[1]

- DOI in old female SD rats demonstrated an increase in the apparent bone mineral density, bone volume fraction and trabecular thickness by microCT scanning



(a)
Apparent Trabecular Bone Mineral Density of Vertebra L2
mg/cc
350
300
250
200
150
100
50
0
Control
2.5mg/kg DOI
5.0mg/kg DOI
10mg/kg DOI
Premarin
(b)
Bone Volume Fraction of Vertebra L2
Bone Volume Fraction
0.20
0.15
0.10
0.05
0.00
(c)
Trabecular Number of Vertebra L2
1/mm
3
2
1
(d)
Trabecular Thickness of Vertebra L2
mm
0.100
0.075
0.050
0.025
0.000

(a) Serum estradiol, (b) apparent trabecular bone mineral density, (c) bone volume fraction of Sprague Dawley rats after treatment with DOI for 2, 4, and 6 weeks. Results are expressed as means ± SEM (n = 6; except Premarin group, where n = 3). *p < 0.05, **p < 0.01 compared with the control group (unpaired t-test).

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide

DOI does not cause toxicity in vitro based on cell viability in the MTT assay [1]

- DOI demonstrated the decrease in viability of MCF-7 breast cancer cells and OVCA-429 ovarian cancer cells, indicating that DOI is not expected to display any of the side effects of hormone replacement therapy, such as the increase in risk of breast and ovarian cancer


(a) MTT Assay of DOI on MCF-7 Cells
viability %
0nM 1nM 10nM 100nM
DOI concentration
(b) MTT Assay of DOI on OVCA 429 Cells
Viability %
0nM 1nM 10nM 100nM
DOI concentration
(c) MTT Assay of DOI on Mouse Splenocytes
Viability %
0nM 1nM 10nM 100nM
DOI concentration
(d) MTT Assay of DOI on Granulosa Cells
Viability %
0nM 1nM 10nM 100nM
DOI concentration

Viability of (a) MCF-7 breast cancer cells, (b) OVCA-429 ovarian cancer cells, (c) mouse splenocytes, and (d) ovarian granulosa cells after treatment with DOI for 48h.
Results are expressed as means±SEM (n=3). **p

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide

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